Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

21 September 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

[redacted]

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement to Nasdaq OMX Copenhagen No. 10/2009.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

dlw
9/30

Announcement No. 10/2009
18 September 2009

Financial calendar for 2009/10

	2009
16.10.	Closing period until 6 November
6.11.	Financial Statements for the full year 2008/09 Annual Report 2008/09
1.12.	Annual General Meeting
7.12.	Payment of dividends for 2008/09
	2010
7.1.	Closing period until 28 January
28.1.	Interim Financial Statements for Q1 2009/10
8.4.	Closing period until 29 April
29.4.	Interim Financial Statements for H1 2009/10
29.7.	Closing period until 19 August
19.8.	Interim Financial Statements for Q3 2009/10
13.10.	Closing period until 3 November
3.11.	Financial Statements for the full year 2009/10 Annual Report 2009/10
1.12.	Annual General Meeting
7.12.	Payment of dividends for 2009/10

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.